[APOLLO GOLD LETTERHEAD]

April 28, 2006

By EDGAR and Federal Express Delivery

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Apollo Gold Corporation
Registration Statement on Form S-3 filed February 15, 2006
File No. 333-131876

Amendment No. 1 to Form S-3 filed February 14, 2006
File No. 333-122433

Amendment No. 1 to Form S-3 Filed February 14, 2006
File No. 333-122693

Form 10-Q for Fiscal Quarter Ended September 30, 2005
Filed November 9, 2005

Dear Mr. Schwall:

In connection with the letter from our counsel, Davis Graham & Stubbs LLP, dated April 6, 2006, which responded to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 10, 2006 regarding the above referenced filings, Apollo Gold Corporation (the “Company”) hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings.

2.	Comments from the Staff or changes to the above referenced filings in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the above referenced filings.

3.	The Company may not assert comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

APOLLO GOLD CORPORATION

By:	/s/ Melvyn Williams
Name: Melvyn Williams
Title: Chief Financial Officer

cc:	Jason Wynn, Securities and Exchange Commission, Division of Corporate Finance
David Russell, Apollo Gold Corporation
Deborah Friedman, Esq, Davis Graham & Stubbs LLP
Michael Hobart, Esq., Fogler, Rubinoff LLP